082-03520 SUPPL

NEWS RELEASE
BURNSTONE VENTURES INC.
(FORMERLY PURE DIAMONDS EXPLORATION INC.)

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

August 12, 2009 **CNSX Symbol: BVE (formerly PUG)**

LISTING CHANGE, CONSOLIDATION AND NAME CHANGE

Pure Diamonds Exploration Inc. (the "**Company**") is pleased to provide the following corporate update.

The Company has now been listed on the Canadian National Stock Exchange ("**CNSX**"), commencing trading there on July 24, 2009. The Company was delisted from the Toronto Stock Exchange on July 31, 2009.

Further to the Company's news release of June 24, 2009, at the Annual General and Special Meeting of Shareholders held on July 21, 2009 (the "**Annual Meeting**"), the Company's shareholders passed a special resolution to consolidate all of the Company's issued and outstanding common shares. The Company also received CNSX acceptance and proceeded with (i) the consolidation on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares (the "**Share Consolidation**") and (ii) the name change. Fractional shares remaining after giving effect to the consolidation will be cancelled, such that shareholdings of each shareholder will be rounded down to the nearest whole number of post-consolidation common shares.

The record date for the consolidation will be after the close of trading on August 18, 2009 (5:00 p.m. Pacific Daylight Time) (the "**Record Date**").

Trading on a post-consolidated basis under the new name "Burnstone Ventures Inc." will commence on CNSX at the opening of trading on August 14, 2009. The CUSIP number for the Company's post-consolidation common shares will be 122449101 and the trading symbol will be "BVE".

A full description of the transactions summarized above is contained in the Company's Management Information Circular dated June 15, 2009, which has been filed on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and is available for viewing under the Company's name at www.sedar.com. Transmittal letters respecting the Shares Consolidation were mailed June 24, 2009 with the Company's Management Information Circular and can also be viewed on SEDAR.

The Share Consolidation and name change to Burnstone Ventures Inc. were deemed necessary to facilitate the Company's securing funding to continue exploration on the Company's Baffin Island property in a High Arctic location, or to secure a new property or pursue new ventures in line with Management's ongoing efforts to locate new prospective opportunities for the Company. We remain confident in the potential of the Baffin Island property, and that the continued efforts of Diamondex Resources Ltd. and Shore Gold Inc. will provide rewarding results from the Buffalo Hills Project. In the meantime, the Company is reviewing and will continue to review new opportunities on behalf of its shareholders, with the intent of diversifying the commodity base and possibly the business base of the Company.

For further information, please contact:

Gordon Keevil – President

(604) 687-2038 or visit our website at www.pure-diamonds.ca or www.burnstoneventures.com.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

Legal*4356516.1

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